Exhibit 99.1

ELBIT IMAGING ANNOUNCES CONSUMATION OF TWO TRANSACTIONS BY PLAZA'S CENTERS N.V.

Tel Aviv, Israel, October 2, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its subsidiary, Plaza Centers N.V. (“Plaza”), announced the consummation of two transactions, as follows:

1.	Plaza has received the final payment of €1,000,000 for the sale of the MUP plot in Belgrade, Serbia. The final payment comprises the €400,000 purchase price for the asset, together with an additional €600,000 which had been conditional upon the purchaser receiving development rights for the plot of at least 69,000 sqm above ground.

2.	Plaza has also concluded the transaction with an international investor, NEPI Rockcastle (the “Buyer”), on the termination of land use right registered in favour of Kerepesi 5 Irodaépület Kft ,Plaza subsidiary (“K5”) in respect of a ca. 21,788 sqm plot in Budapest, Hungary. Simultaneous with the termination of the land use right, the parties also terminated the preliminary easement agreement which created certain easement rights in favour of K5 over the Arena Plaza plot. The termination of the land use right and the termination of the easement became effective from 28 September 2017. In consideration for termination of the land use right and the preliminary easement agreement, K5 received the net sum of €2,500,000.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com